UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 52-84-04-08 acastro@asur.com.mx	In the US Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com
ASUR Announces Participation in Bidding for Brazilian Airports

MEXICO CITY, February 2, 2012 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced that it and Advent International have made a joint bid to participate in the bidding process for concessions for three Brazilian airports.  Advent and ASUR delivered their joint bid to the Brazilian Agência Nacional de Aviação Civil (National Civil Aviation Agency, or “ANAC”) today.

Pursuant to the process established by ANAC, the bidding is for a concession to expand, maintain and operate the Brasilia, Guarulhos and Campinas airports.  Although bidding groups may deliver bids for more than one airport, a bidding group may only be awarded the concession for one airport. ANAC will evaluate bids based on compliance with certain technical criteria and the confession fee offered by each bidding group.

The winning bidding group for each airport will be required to form a joint venture with Empresa Brasileira de Infraestructura Aeroportuaria (Infraero) in which the winning bidding group would be the majority shareholder and Infraero would be the minority shareholder.  The joint venture company, in turn, would hold the concession for the relevant airport, which will require the joint venture company to maintain, operate and expand the airport. The terms of the concessions are expected to be 25 years for the Brasilia airport, 20 years for Guarulhos and 30 years for Campinas. The winning bidders for each airport will be required, among other conditions, to maintain a minimum amount of equity in the joint venture company holding the concession, and to pay the concession fee in annual installments during the term of the concession.

ANAC has indicated that it will announce the identities of the bidding groups, and on February 6, it will unseal and publicly announce the concession fees offered by each bidding group.  The three bidding groups that have offered the highest concession fees for each airport will then participate in a live public auction for that airport.  On February 7, ANAC will announce the bidding group that has offered the highest concession fee for each airport.  Subsequently, ANAC will confirm whether those bidding groups have complied with the technical criteria.  The bidding groups offering the highest concession fee that meet the technical criteria will be announced as the winners of the concessions.

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About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date:February 2, 2012